SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 13, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release –
AngloGold Ashanti announces changes to its Board

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA
13 February 2007
AngloGold Ashanti announces changes to its Board
AngloGold Ashanti is pleased to announce the appointment of a new member to its Board of
Directors.
Sipho Pityana was appointed to the AngloGold Ashanti board with effect from 13 February 2007.
He is the executive chairman of Izingwe Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sectors, including the positions of director general of the national departments of Labour and Foreign Affairs. He was formerly a senior executive of
Nedbank and is currently a non-executive director of several companies including Bytes Technology
Group (BTG), African Oxygen (Afrox), Munich Re and Aberdare Cables.
Russell Edey, Chairman of the Board of Directors, commented: “We welcome Sipho Pityana to our board and look forward to the contribution that he will doubtless make to the success and sound governance of
AngloGold Ashanti”.
Simultaneously, AngloGold Ashanti announces the resignation from its Board of Dr Sam Jonah with immediate effect. The Board has expressed its gratitude to Dr Jonah for the contribution that he has made to the Board.
ENDS
Queries
South
Africa
Tel:
Mobile:
E-mail:
Steve Lenahan +27 (0) 11 637 6284 +27 (0) 83 308 2200 slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757 afine@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements.
Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the
Company’s annual report on the Form 20-F for the year ended 31 December 2005, dated 17 March 2006 and which was filed with the
Securities and Exchange Commission (SEC) on 20 March 2006. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.
.

DIRECTORATE CHANGES
The following changes have taken place to the board of AngloGold Ashanti Limited:
Name
Nature of Change
Mr Sipho Mila Pityana
Appointed as a non-executive director
effective 13 February 2007
Dr Samuel Esson Jonah
Resigned as a non-executive director
effective 12 February 2007
Taking account of the above the board of directors should read as follows:
Directors
Alternate Directors
Mr R P Edey (Chairman)
(British)
Dr T J Motlatsi (Deputy Chairman)
Mr R M Godsell (Chief Executive Officer)
Mr F B Arisman
(American)
Mr R E Bannerman
(Ghanaian)
Mrs E le R Bradley
Mr C B Brayshaw
Mr R Carvalho Silva
(Brazilian)
Mr R Médori
(French)
Mr P.G. Whitcutt
Mr J H Mensah
(Ghanaian)
Mr W A Nairn
Mr A.H. Calver (British)
Mr N F Nicolau
Prof. L W Nkuhlu
Mr S M Pityana
Mr S R Thompson
(British)
Mr A J Trahar
Mr S Venkatakrishnan
(British)
12 February 2007
JSE Sponsor – UBS

Note for Editors
SUMMARY OF CURRICULUM VITAE OF SIPHO MILA PITYANA
CORPORATE BOARDS
·       Executive Chairperson: Izingwe Holdings (Pty) Ltd
·       Independent Non-Executive Director: African Oxygen Limited (AFROX)(JSE)
·       Non-Executive Director: Bytes Technology Group (BTG) (JSE)
·       Independent Non-Executive Director: Munich Reinsurance Company of Africa Limited
·       Non-Executive Chairperson: Onelogix Group Limited (ALT-EX))
·       Non-Executive Vice Chairperson: Aberdare Cables
·       Non-Executive Chairperson: Riscura Solutions (Pty) Ltd
Previous Corporate Boards/Organisations
·       Executive Director: Nedcor Investment Bank Holdings
·       Managing Director: Nedbank Corporate (Strategic Business Development)
·       Non-Executive Director: Spescom Board
·       Non-Executive Director Southern Oil Exploration Corporation (SOEKOR) – Now PetroSA
BUSINESS ORGANISATIONS
·       Black Business Executive Circle (BBEC)
·       Millennium Labour Council (MLC)
·       NEPAD Business Group Steering Committee
·       Black Management Forum
·       Founding trustee of the Business Trust (Business Initiative to generate employment creation)
GOVERNMENT
·       Chairperson: Mandela Bay Development Agency (MBDA)
·       Chairperson: National Student Financial Aid Scheme (NSFAS)
·       Member of the Human Science Research Council Board (HSRC)
Previous Public Sector Roles/ Boards/Organisations
·       Directors General: Departments of Labour and Foreign Affairs
·       International Marketing Council (Promoting South Africa as an investment destination abroad)
·       Chairperson: Johannesburg World Summit Company (JOWSCO)
·       National Economic Development & Labour Council (NEDLAC)
·       Governing Body of the Commission for Conciliation Mediation and Arbitration (CCMA)
·       Graduate School of Business (University of Cape Town)
TERTIARY EDUCATION
Master of Science (London)
Bachelor of Arts (Honours) (Essex)
ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 13, 2007
By: /s/ L Eatwell
Name:  Lynda Eatwell
Title:    Company Secretary